CORPORATE & SHAREHOLDER SERVICES

March 31, 2006

Filed Via SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des Marchés Financiers

Government of New Brunswick, Securities Administration Branch

Nova Scotia Securities Commission

Prince Edward Island, Dept. of Community Affairs & Attorney General

Toronto Stock Exchange

Dear Sirs:

Subject:  Enterra Energy Trust (the “Trust”)

                Meeting of Shareholders

We hereby confirm the Trust’s Annual & Special meeting of shareholders has been changed as follows:

Meeting date:	From:	May 11, 2006	To:	May 18, 2006

Mailing to registered holders:	From:	April 12, 2006	To:	April 20, 2006

Bulk distribution to intermediaries:	From:	April 12, 2006	To:	April 20, 2006

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed “Curtis Evans”

Curtis Evans

Corporate Administrator

Corporate & Shareholder Services

Direct Dial (403) 261-6105

cc:

 CDS & Co.

2300, 125 - 9th Avenue SE, Calgary, AB  T2P 3V4  Tel (403) 261-0900 Fax (403) 265-1455